UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-40401

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Oatly Group AB

(Translation of registrant’s name into English)

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Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 10, 2023, Oatly Group AB (the “Company”) announced the appointment of Marie-José David as the Company’s Chief Financial Officer, replacing Christian Hanke effective October 1, 2023. Mr. Hanke, who will continue serving in that role through September 30, 2023, has decided to step down to pursue other opportunities, and not due to any disagreement with the Company’s management or Board.

Ms. David, 51, most recently served as Chief Financial Officer at Mars Veterinary Health International, a division of Mars Petcare, from September 2020 to June 2023. She also served as Chief Financial Officer Americas at Pandora jewelry from February 2019 to June 2020 and Vice President, Finance for a professional product division unit at L’Oréal USA from August 2012 to January 2019. Ms. David obtained both a Bachelor’s degree in Economics and Management and a Master’s degree in Finance at University Pantheon Assas (PARIS II).

A press release issued by the Company announcing the foregoing is furnished as an exhibit to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: July 10, 2023	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer